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                                                                     Exhibit "G"
                              [BIOVAIL LETTERHEAD]

                                  FOR:         Biovail Corporation International

                                  APPROVED BY: Eugene Melnyk
                                               Chairman of the Board
                                               Bob Podruzny
                                               Chief Financial Officer
                                               (416) 285-6000
FOR IMMEDIATE RELEASE

      BIOVAIL CORP. AND INTELLIGENT POLYMERS LTD. ANNOUNCE PUBLIC OFFERING

     TORONTO, Canada, October 10, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) ("Biovail") and Intelligent Polymers Limited (AMEX:INP.U) ("Intelligent Polymers"), a newly formed Bermuda company, announced today the public offering of 3.25 million units at a price of $20.00 per unit. Each unit consists of one common share of Intelligent Polymers and one warrant to acquire one Biovail common share. The units have been approved for listing on the American Stock Exchange and will trade under the symbol "INP.U" until September 30, 1999. Thereafter, the Intelligent Polymers common shares and the warrants will trade separately. The warrants are exercisable at anytime from October 1, 1999 until September 30, 2002 at an exercise price of $40.00. Biovail has an exclusive option to purchase all of the issued Intelligent Polymers common shares at fixed premiums on or before September 30, 2002.

     Intelligent Polymers Limited was formed in July, 1997 to develop once-daily controlled release versions of selected drugs which are currently marketed only in immediate release form or in controlled release form requiring multiple daily dosing. Substantially all of the proceeds of the offering and interest thereon will be used to undertake clinical testing, final product development, including regulatory approval and commercialization of products designated under a development agreement between Intelligent Polymers and Biovail. Donaldson, Lufkin & Jenrette Securities Corporation, Lazard Freres & Co. LLC and SBC Warburg, Dillon Read Inc. are managing the offering. A written prospectus may be obtained from the New York offices of each of the managers. Intelligent Polymers and Biovail have granted the underwriter a 30 day over-allotment option to purchase an additional 487,000 units.

                                     -more-

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                              [BIOVAIL LETTERFOOT]
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     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the companys' filings with the Securities and Exchange Commission.